Exhibit 99.1

CHINA MING YANG WIND POWER

ANNOUNCES WITHDRAWAL OF PROPOSED SECONDARY OFFERING;

CONSIDERS IMPLEMENTING SHARE REPURCHASE PROGRAM

Zhongshan, China, May 31, 2011 - China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE:MY), a leading wind turbine manufacturer in China, today announced it has withdrawn the registration statement on Form F-1 previously filed with the Securities and Exchange Commission relating to the proposed public offering of up to 15,000,000 American depositary shares (“ADS”) of the Company by certain selling shareholders.

“We believe the selling shareholders decision to cancel the proposed offering demonstrates their view that the current share price is significantly undervalued and does not reflect the fundamentals of our business and our future growth prospects,” said Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang.

In light of current market conditions, Ming Yang’s board of directors has approved that the Company consider implementing a share repurchase program. Such a share repurchase program may include the repurchase by Ming Yang of ordinary shares or ADSs of the Company in privately negotiated transactions or in the open market from time to time depending on market conditions and other factors as well as subject to relevant rules under the United States securities regulations. The Company intends to announce the size and other terms of the program once finalized and approved by the board.

“Ming Yang has delivered solid financial performance in 2010 and the first quarter of 2011 and we fully expect to meet our expected revenue targets for 2011,” said Mr. Zhang. “The decision to explore a share repurchase program by the Company reflects our confidence in our ability to successfully execute our business strategies and deliver value to our shareholders.”

Mr. Zhang added, “Subject to Company policy and securities law compliance, I also intend to buy additional shares in the Company to demonstrate my confidence in the Company.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 55% of China’s newly installed capacity in 2010. For further information, please visit the Company’s website: http://ir.mywind.com.cn.

Investor and Media Contacts

China Ming Yang Wind Power Group Limited
Calvin Lau
T: +86 760 2813 8898
E: calvin.lau@mywind.com.cn http://ir.mywind.com.cn

Fleishman-Hillard
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Kristen Lewko	Pamela Leung
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E: hkg.mingyang@fleishman.com	E: hkg.mingyang@fleishman.com